UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Applied Minerals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03823M100
(CUSIP Number)

Richard Weinstein c/o Kingdon Capital Management, L.L.C. 152 West 57th Street, 50th Floor New York, NY 10019Telephone Number 212-333-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdon Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,373,489

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,373,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,373,489

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

M. Kingdon Offshore Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,373,489

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,373,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,373,489

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kingdon GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,373,489

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,373,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,373,489

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Kingdon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

19,373,489

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,373,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,373,489

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	03823M100

Item 1.	Security and Issuer.

The name of the issuer is Applied Minerals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 55 Washington St., Suite 301, Brooklyn, NY 11201, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Kingdon Capital Management, L.L.C., a Delaware limited liability company (“Kingdon Capital“), (ii) M. Kingdon Offshore Master Fund L.P., a Cayman Islands exempted limited partnership (the “Fund”), (iii) Kingdon GP, LLC, a Delaware limited liability company (“Kingon GP”) and (iv) Mark Kingdon, a United States Citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 152 West 57th Street, 50th Floor, New York, NY 10019.

(c)	Mr. Kingdon is the managing member of Kingdon Capital and Kingdon GP. Kingdon Capital is the investment adviser to the Fund and Kingdon GP is the general partner of the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

On June 1, 2018, the Board of Directors of the Issuer appointed Michael Pohly, a portfolio manager at Kingdon Capital, as a director of the Issuer. Pursuant to a Director Nomination Agreement dated May 12, 2017, the holders of the Company’s 10% PIK Election Convertible Notes due 2023 (the “Series 2023 Notes”) have, on the satisfaction of certain conditions, the right to designate a person as a nominee for director and the Company shall use commercially reasonable efforts to cause the election or appointment of such nominee as a director. The conditions being satisfied, the holders of the Series 2023 Notes designated Mr. Pohly as their nominee and he was appointed a director on June 1, 2018.

The Reporting Persons reserve the right, at a later date, to effect one or more of changes and may dispose of or enter into other transactions in the Shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, each Reporting Person may be deemed to be the beneficial owners of 19,373,489 Shares, constituting 10.6% of the Shares, based upon 164,138,549* Shares outstanding as of the date hereof, adjusted for Shares to be issued upon exercise and conversion of derivatives beneficially owned by the Reporting Persons.

Kingdon Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,373,489 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,373,489 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,373,489 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,373,489 Shares.

Kingdon GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,373,489 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,373,489 Shares.

Mr. Kingdon has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,373,489 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 19,373,489 Shares.

At Michael Pohly’s direction, his compensation for service as a director of the Issuer will be paid to the Fund. On June 1, 2018, under the Issuer's 2017 Incentive Plan, the Fund was granted options to purchase an aggregate 277,777 Shares. Options to purchase 69,444 Shares vested immediately and options to purchase the remaining 208,333 Shares vest on July 1, 2018.There have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

*This outstanding Shares figure reflects the number of outstanding Shares at May 5, 2016, as reported in the Issuer's Form 10-Q, filed on May 22, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ beneficial ownership of Shares consists of (i) 6,589,480 Shares that could be acquired upon the exercise of Series 2023 Notes, (ii) 10,423,643 Shares that could be acquired upon the exercise of 10% PIK Election Convertible Notes that expire on May 1, 2023, (iii) 2,082,589 Shares that could be acquired upon the exercise of warrants that expire on December 14, 2022 and (iv) 277,777 Shares that could be acquired upon the exercise of the options described in Item 5 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2018
(Date)

Kingdon Capital Management, L.L.C.*

By: /s/ William Walsh

Name: William Walsh

Title: Chief Financial Officer

M. Kingdon Offshore Master Fund L.P.

By: Kingdon GP, LLC, its general partner

By: /s/ Mark Kingdon

Name: Mark Kingdon

Title: Managing Member

Kingdon GP, LLC*

By: /s/ Mark Kingdon

Name: Mark Kingdon

Title: Managing Member

/s/Mark Kingdon*

Mark Kingdon

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 11, 2018, relating to the Common Stock, $0.001 par value of Applied Minerals, Inc. shall be filed on behalf of the undersigned.

June 11, 2018
(Date)

Kingdon Capital Management, L.L.C.

By: /s/ William Walsh

Name: William Walsh

Title: Chief Financial Officer

M. Kingdon Offshore Master Fund L.P.

By: Kingdon GP, LLC, its general partner

By: /s/ Mark Kingdon

Name: Mark Kingdon

Title: Managing Member

Kingdon GP, LLC

By: /s/ Mark Kingdon

Name: Mark Kingdon

Title: Managing Member

/s/Mark Kingdon

Mark Kingdon